UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 17, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F |_| Form 40-F |X|

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes |_| No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)

Date: July 17, 2003

	By:	(signed) Stuart Snyder Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated July 17, 2003 - CINAR Reports Second Quarter Results

Exhibit A

TO	News directors, assignment editors, journalists and columnists: business, finance and communications news

FROM	CINAR

DATE	July 17, 2003

RE	News release - For immediate distribution

CINAR REPORTS SECOND QUARTER RESULTS

MONTREAL (Quebec) Canada - July 17, 2003 - CINAR Corporation today released unaudited consolidated financial information for the second quarter ended May 31, 2003.

On a consolidated basis, the Company reported a net loss of $4.7 million compared to a net income of $5.7 million in the second quarter of 2002. Excluding foreign currency balance sheet translation effects, discontinued operations and unusual items, second quarter operating earnings are $2.8 million compared to $4.8 million a year ago.

For the 6-month period ending on May 31, 2003, the net loss amounted to $7.8 million compared to net income of $7.6 million for the comparable period of 2002. Excluding foreign currency translation effects, discontinued operations and unusual items, operating income was $4.2 million, the same level as in the first six months of 2002.

Total revenues for the second quarter decreased by 20% to $33.2 million from $41.3 million for the same period last year. Entertainment revenues, at $5.4 million, declined compared to second quarter revenues of $9.4 million in fiscal 2002. Entertainment revenues consisted of $1.8 million of current production activities and $3.6 million of revenues derived from the Company’s existing film library. This compares to $2.1 million of production revenue and $7.3 million of library revenue for the corresponding period of 2002. The library sales decrease is largely attributable to the reduction in production investments in recent years. Education revenues, at $27.7 million, are $4.2 million below last year. Excluding the currency exchange impact and the loss of revenue entailed by the sale of Twin Sisters in December 2002, Education revenues are at the same level as in the second quarter of 2002.

“CINAR’s situation has been stabilized”, says CINAR President and CEO Stuart Snyder, “and the conditions appropriate for the creation of shareholder value have been re-established. While Entertainment sales were impacted by reduced production investments in recent years, the division continues to be profitable on an operating basis. We are currently leveraging important revenue and profit opportunities for the future by introducing new programming and identifying expansion opportunities for existing brands. Our Education business, which has been impacted by short-term foreign exchange movement, continues to contribute to our overall operating earnings. We also expect our cash position to remain positive throughout the remainder of the year and improve by year end,” adds Mr. Snyder.

The results for the second quarter of 2003 included a non-cash, after-tax charge of $7.4 million for the effects of a foreign currency balance sheet translation due to a US dollar denominated inter-company loan due by Education to its parent Company. This is a result of the further strengthening of the Canadian dollar relative to the US dollar. In addition, unusual items had a negative impact of $0.1 million in the current quarter. Foreign currency balance sheet translation loss, discontinued operations and unusual items were $0.9 million in the same quarter last year.

Additional Second Quarter Financial Information

Gross margin declined by $3.3 million in the second quarter of 2003 when compared to last year as a result of lower revenues in Entertainment and due to the exchange impact on Education’s gross margins. Expressed as a percentage of revenues, gross margin was 51%, an improvement of 2 percentage points compared to the second quarter of fiscal 2002. Education gross margin remained stable at 52% while Entertainment gross margin improved from 38% to 48% due to a higher proportion of revenues derived from its existing film library, where margins have traditionally been higher.

Selling, general and administrative expenses decreased slightly when compared to the corresponding period of the previous year, primarily due to the foreign exchange impact on Education expenses incurred in US dollars.

Following the adoption of new accounting standards dealing with goodwill and other intangible assets, the Company no longer amortizes goodwill. This had a positive impact of $0.9 million in the second quarter. The provision for income taxes reflects the fact that benefits relating to tax losses in Canada have not been recognised in the accounts of the Company.

The Company used $12.0 million in operating activities, which consists mostly of higher accounts receivable in Education due to the seasonal aspect of the business. The Company’s cash position at May 31, 2003 amounted to $11.6 million.

Other Developments

During the quarter, the Company announced the launch of a new half-hour spin-off television series based on Buster, one of the most popular characters from the Emmy® award winning-series, ARTHUR. POSTCARDS FROM BUSTER will promote literacy and multicultural understanding among school age children and blend animation with live action footage. The new series, produced in partnership with WGBH Boston, Marc Brown Studios and PBS, will premiere on PBS KIDS in Fall 2004.

“This production and distribution venture is an important step in transforming CINAR into a fully integrated entertainment and education leader,” said Mr. Snyder at the time of the announcement. “By participating as an equity partner and retaining the video and educational distribution rights, CINAR is leveraging important revenue and profit opportunities. The program also demonstrates the Company’s commitment to expanding its market reach beyond pre-school to provide high-quality programming to school-age children and this new series focuses precisely on that niche.”

In June, CINAR announced the appointment of Richard Genest, CA, as Senior Vice President and Chief Financial Officer of the Company. Mr. Genest has over 20 years experience in finance with large and publicly traded corporations and excels in strategic and business planning, budgeting, implementing systems and good business practices.

About CINAR

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

-30-

For information:

Nathalie Bourque Tel: (514) 843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.

CINAR CORPORATION
Consolidated Statement of Operations and Deficit

(Unaudited) (In thousands of CDN dollars, except earnings (loss) per share)
	3 months ended May 31		6 months ended May 31

	2003	2002	2003	2002

Revenues
Entertainment	$ 5,438	$ 9,386	$ 9,916	$ 15,002
Educational Products	27,735	31,968	43,733	47,995

Total Revenues	33,173	41,354	53,649	62,997

Cost of sales
Entertainment	2,844	5,786	5,697	10,349
Educational Products	13,300	15,218	20,945	23,175

Total Cost of Sales	16,144	21,004	26,642	33,524

Gross Margin	17,029	20,350	27,007	29,473

Selling, general and administrative	12,334	12,585	21,561	21,857
Foreign exchange	7,399	3,312	12,129	2,065

Operating income (loss) before the following items:	(2,704)	4,453	(6,683)	5,551
Amortization of fixed assets	442	586	881	1,181
Amortization of goodwill	-	886	-	1,782
Interest	(15)	(198)	(137)	(322)
Unusual Items	151	(53)	(222)	(1,299)

Earnings (loss) before the following items:	(3,282)	3,232	(7,205)	4,209
Share of net earnings of equity investment	528	532	1,518	1,339

Earnings (loss) before income taxes	(2,754)	3,764	(5,687)	5,548
Income taxes	1,969	2,222	2,066	2,066

Earnings (loss) before discontinued operations	(4,723)	1,542	(7,753)	3,482
Discontinued operations	-	4,166	-	4,166

Net Earnings (Loss)	$ (4,723)	$ 5,708	$ (7,753)	$ 7,648
Deficit - beginning of period			(317,294)	(293,000)
Claims settlement			-	(17,745)

Deficit - end of period			($325,047)	($303,097)

Basic earnings (loss) per Variable Multiple Voting
(Class A) Share and Limited Voting (Class B) Share
(Note 3)
Basic, from continuing operations	($0.12)	$0.04	($0.19)	$0.09
Basic, from discontinued operations	-	$0.10	-	$0.10
Basic	($0.12)	$0.14	($0.19)	$0.19

Weighted average number of Variable Multiple Voting	39,969	40,653	39,969	40,817
(Class A) and Limited Voting Class B) shares outstanding (in thousands)

CINAR CORPORATION
Consolidated Statement of Cash Flows

(Unaudited) (In thousands of CDN dollars)	3 months ended May 31		6 months ended May 31

	2003	2002	2003	2002

OPERATING ACTIVITIES
Net earnings (loss)	$ (4,723)	$ 5,708	$ (7,753)	$ 7,648
Items not affecting cash:
Amortization	442	1,744	881	3,501
Film costs and acquired film libraries amortization	1,700	2,980	3,118	5,407
Share of net earnings of equity investment	(528)	(532)	(1,518)	(1,339)
Decrease in allowance for Globe-X	-	(3,097)	-	(3,943)
Future income taxes	1,891	1,663	1,970	1,663
Foreign exchange	5,791	2,615	9,788	1,512

	4,573	11,081	6,486	14,449
Increase in accounts receivable	(16,010)	(14,400)	(10,657)	(8,471)
Increase in tax credits and income taxes receivable	(1,041)	(1,719)	(822)	(1,931)
Decrease (increase) in inventories	1,220	2,025	131	(1,812)
Additions to film costs	(2,891)	(1,873)	(4,374)	(3,057)
Increase (decrease) in accounts payable and accrued liabilities and related party receivables	747	(2,690)	(32,497)	(6,869)
Increase (decrease) in deferred revenues	1,441	(2,389)	3,827	(2,394)
Decrease in other assets	-	50	-	71

Cash used in operating activities	(11,961)	(9,915)	(37,906)	(10,014)

FINANCING ACTIVITIES
Repurchase of shares on settlement agreement	-	(18,277)	-	(18,277)
Repayment of notes payable	(5,858)	(5,858)

Cash used in financing activities	(5,858)	(18,277)	(5,858)	(18,277)

INVESTING ACTIVITIES
Repayments from Globe-X	-	2,163	-	3,885
Additions to fixed assets	(388)	(118)	(582)	(708)

Cash provided by (used in) investing activities	(388)	2,045	(582)	3,177

TRANSLATION ADJUSTMENT	(3,358)	1,960	(5,978)	1,283

Increase (decrease) in cash and cash equivalents	(21,565)	(24,187)	(50,324)	(23,831)
Cash and cash equivalents - beginning of period	$ 33,193	$ 47,912	$ 61,952	$ 47,556

Cash and cash equivalents - end of period	$ 11,628	$ 23,725	$ 11,628	$ 23,725

Cash and cash equivalents are comprised of:
Cash			$ 9,831	$ 2,550
Short-term money market investments			1,797	21,175

			$ 11,628	$ 23,725

CINAR CORPORATION
Consolidated Balance Sheets

(Unaudited)	May 31	November 30
(In thousands of CDN dollars)	2003	2002

ASSETS
Cash	$ 9,831	$ 2,517
Short-term money market investments	1,797	59,435
Accounts receivable	44,375	33,718
Tax credits and income taxes receivable	36,602	35,780
Inventories	14,493	14,624
Film costs and acquired film libraries	12,217	10,961
Fixed assets	4,128	4,427
Goodwill	77,110	88,182
Other assets	9,140	7,622

	$ 209,693	$ 257,266

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued liabilities	33,355	65,852
Deferred revenue	6,142	2,315
Future income taxes	6,268	4,888
Notes payable	5,463	12,494

Total liabilities	51,228	85,549

Shareholders’ equity
Capital Stock	487,128	487,128
issued and outstanding
5,233,402 Variable Multiple Voting (Class A) and
34,735,998 Limited Voting (Class B) shares
Cumulative translation adjustment	(3,616)	1,883
Deficit	(325,047)	(317,294)

Total shareholders’ equity	158,465	171,717

	$ 209,693	$ 257,266

CINAR CORPORATION NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS May 31, 2003

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended November 30, 2002 as set out on pages 35 to 64 of CINAR Corporation’s 2002 Annual Report. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), using the same accounting policies as outlined in Note 2 of the consolidated financial statements for the year ended November 30, 2002, except as noted below.

Effective December 1, 2002, the Company adopted the provisions of Handbook Sections 1581 and 3062 and will no longer amortize any goodwill or intangible assets with an indefinite life. An annual impairment test will be performed on goodwill and intangible assets with an indefinite life.

2. SEGMENTED INFORMATION

The Company’s main business segments are entertainment and education. The entertainment division develops, produces, markets and distributes high-quality, non-violent programming in over 150 countries. It is also involved in the exploitation of the ancillary rights to its properties including music, video and merchandising rights. The education division develops, produces, markets and distributes supplemental education products for children, families and educators. The corporate segment represents expenses that cannot be allocated to either of its main business segments.

Results of operations for each segment are as follows (in 000’s):

		Three months ended May 31		Six months ended May 31
		2003	2002	2003	2002

Operating Revenues	Entertainment	$ 5,438	$ 9,386	$ 9,916	$ 15,002
	Education	27,735	31,968	43,733	47,995
	Corporate	-	-	-	-

EBITDA	Entertainment	795	2,173	1,157	1,863
before unusual items	Education	5,963	7,597	7,862	9,366
	Corporate	(9,462)	(5,317)	(15,702)	(5,678)

Net Earnings	Entertainment	1,106	2,283	2,324	2,451
	Education	3,750	4,284	5,232	5,047
	Corporate	(9,579)	(859)	(15,309)	150

				As at May 31, 2003	As at Nov. 30, 2002
Total Assets	Entertainment			74,931	103,442
	Education			134,762	153,824
	Corporate			-	-

Due to the nature of its markets, a significant amount of the Education revenues occur in the second and third quarters of the fiscal year.

3. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are calculated based on the weighted average number of shares outstanding during the period. The fully diluted earnings (loss) per share have not been calculated, as it would be anti-dilutive.

4. CONTINGENT LIABILITIES

An action was filed on March 26, 2003 in the United States District Court for the Eastern District of Pennsylvania against CINAR and certain of CINAR’s former directors and officers by Silicone Isle, Ltd. and Lowell Holden (who purport to be the shareholder and one of the Managing Directors respectively of Globe-X) and purportedly on behalf of Globe-X. In such action, the Plaintiffs claim damages for an indeterminate amount alleged to be in excess of US$ 55,000,000 for violations of the Securities Exchange Act of 1934, for slander, for libel, for breach of contract, for negligent interference with contractual relations and for intentional interference with contractual relations. The Company considers that this Defense and Counterclaim is without merit and that the allegations of Globe-X are baseless. The Company will continue to vigorously pursue its proceedings against Globe-X and the recovery of all amounts owing.

5. STOCK-BASED COMPENSATION

Performance Unit Plan During the period, the Company granted 115,000 units to two senior executive officers at a grant price of $10.00.

Employee Stock Option Plan
No compensation cost is recognized in the financial statements for options granted to employees. Had the Company used a fair value-based method for accounting for grants, the net earnings (loss) would have decreased (increased) by approximately ($138,000) for the three month period ended May 31, 2003 (2002- $205,000) and by approximately ($275,000) for the six month period ended May 31, 2003 (2002- $411,000). Basic earnings (loss) per share would have remained unchanged for the three month periods ended May 31, 2003 and 2002 and would have decreased (increased) by ($0.01) for the six month period ended May 31, 2003 (2002-$0.01).

6. SUBSEQUENT EVENTS

The Company is entering into a loan agreement with a financial institution for a line of credit of up to $20,000,000 USD, bearing interest at the rate of LIBOR plus 1.85%. The line of credit expires on July 31, 2004. As security for the line of credit, the Company has pledged certain of its assets.